HOLME ROBERTS & OWEN LLP



Hendrik F. Jordaan
hendrik.jordaan@hro.com
90 South Cascade Avenue, Suite 1300
Colorado Springs, Colorado 80903-1615
tel 719.473.3800
fax 719.633.1518




Via Federal Express and Facsimile

March 29, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-1004
Attn.: Alan Morris

Re:  Registration Statement on Form S-2 for Simtek Corporation

Dear Alan:

Simtek Corporation, a Colorado corporation (the "Company"), filed via EDGAR on March 29, 2005 a Registration Statement on Form S-2 (the "S-2 Registration Statement") relating to the registration under the Securities Act of 1933, as amended, of shares of common stock, par value $0.01 per share, of the Company.

The Company is no longer a small business issuer. The S-2 Registration Statement covers certain shares previously registered pursuant to a registration statement on Form SB-2 (File No. 333-120586) (the "SB-2 Registration Statement"), which SB-2 Registration Statement the Company intends to withdraw upon effectiveness of the S-2 Registration Statement.

Pursuant to a registration rights agreement to which the Company is a party, the Company is obligated to maintain an effective registration statement covering the resale of the aforementioned shares; therefore, the Company is filing the S-2 Registration Statement prior to withdrawing the SB-2 Registration Statement.

Please contact the undersigned at (719) 381-8454 with any questions.

Very truly yours,

/s/ HENDRIK F. JORDAAN

Hendrik F. Jordaan


cc:  Kim Carothers, Simtek Corporation